Brian A. Johnson

July 17, 2015	+1 212 937 7206 (t) +1 212 230 8888 (f) brian.johnson@wilmerhale.com

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 6010

Washington, DC 20549-6010

Attention: Larry Spirgel

Re:	Nabriva Therapeutics AG
Amendment No.1 to Registration Statement on Form F-1
Filed July 7, 2015
File No. 333-205073

Ladies and Gentlemen:

On behalf of Nabriva Therapeutics AG (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 10, 2015 (the “Comment Letter”) and provided orally by Kathryn Jacobson and Dean Suehiro of the Staff on July 14, 2015 (the “Oral Comment”), relating to Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of common shares of the Company represented by American Depositary Shares (the “ADSs”).

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses to the Comment Letter are keyed to the numbering of the comments and the headings used in the Comment Letter. For your convenience, a summary of the Oral Comment is set forth below.

On behalf of the Company, we advise you as follows:

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

18. Events after the Reporting Period, page F-16

Securities and Exchange Commission

July 17, 2015

1.	Please disclose your July 6, 2015 grant of 91,905 stock options with exercise price of €66.18 to members of your management board.

Response:	In response to the Staff’s comment, the Company advises the Staff that it will disclose the following information in Note 18, “Events after the Reporting Period” to the Unaudited Condensed Consolidated Interim Financial Statements in a subsequent amendment to the Registration Statement prior to circulating preliminary prospectuses to investors:

“The Company’s shareholders, Management Board and Supervisory Board adopted the Stock Option Plan 2015 on April 2, 2015 and the Company’s shareholders approved an amended and restated version of the Stock Option Plan 2015 on June 30, 2015. The Stock Option Plan 2015 became effective on July 3, 2015 upon the registration with the commercial register in Austria of the conditional capital increase approved by the Company’s shareholders on June 30, 2015. Grants of stock options for 91,905 common shares under this plan to members of the Management Board, selected members of the Supervisory Board and certain employees were made as of July 6, 2015. Options granted under the Stock Option Plan 2015 generally have a term of 10 years and vest over four years.

The Company measures options under the Stock Option Plan 2015 at fair value at their grant date in accordance with IFRS 2, “Stock-based Payment,” using the Black-Scholes model. All options granted as of July 6, 2015 under the Stock Option Plan 2015 have an exercise price of €66.18 per share. The Company is in the process of determining the grant date fair value of these options and cannot currently estimate the financial impact the option grants will have on its financial statements.”

2.	We note on page 156 that you assumed that the number of the preferred shares issuable as accrued stock dividends was based on the preferred B sale price per share. It is unclear to us whether all your preferred stocks are subject to such stock dividends or such stock dividends are limited to your preferred B shares. Please disclose if true that the stated stock dividend rate for each class of preferred is based on the preferred B sale price of €82.35 per share and how that stock dividend is determined. Additionally, disclose on page 156 how many shares of stock dividends were included in each class of preferred shares.

Response:

In response to the Staff’s comment, the Company advises the Staff that its preferred B shares are its only equity securities for which dividends will be payable. The Company’s preferred B shares accrue contractual dividends at a rate per annum equal to 8% of the original issue price of the shares. Accrued contractual dividends are calculated based on the number of days that have elapsed since the date of issuance of the preferred B shares.

Securities and Exchange Commission

July 17, 2015

Upon the occurrence of certain specified events, including the closing of the offering to which the Registration Statement relates, all of the Company’s preferred shares will convert into common shares, and the preferred B shareholders as a group will be entitled, at the option of the holders of at least 60% of the preferred B shares, (1) to receive cash payments on account of the dividends accrued on the preferred B shares, to the extent permitted by law and subject to the availability of a distributable profit, or (2) to receive a number of additional preferred B shares (which additional shares will also convert into common shares upon the closing of the proposed offering) calculated by dividing the value of all accrued dividends on the preferred B shares by the “fair market value” per share of the preferred B shares at the time of such event. For purposes of this calculation, “fair market value” means the value per share of the preferred B shares as agreed to among the Company and the required percentage of the preferred B shareholders or, if the fair market value has not been agreed upon within ten days of such event, as determined with the assistance of an independent valuation specialist mutually acceptable to the Company and the preferred B shareholders.

The Company has assumed in prior filings of the Registration Statement that the “fair market value” of the preferred B shares was equal to the original issue price of €82.35 per preferred B share. However, prior to circulating preliminary prospectuses to investors, the Company expects to agree with the holders of the required percentage of its preferred B shares that the fair market value of the preferred B shares upon the closing of the offering will be equal to the public offering price of the common shares underlying the ADSs initially sold to investors in the proposed offering and that such preferred B shareholders will opt for the subscription of additional preferred B shares (which will convert into common shares upon the closing of the proposed offering) in lieu of cash payments.

In the preliminary prospectuses circulated to investors, the Company expects to disclose that the “fair market value” of the preferred B shares is equal to the price per common share underlying the ADSs at the mid-point of the range on the cover of the preliminary prospectus (rather than the preferred B sale price per share as disclosed in prior filings of the Registration Statement), and that the dividends on the preferred B shares will cease to accrue and will be payable in common shares upon the assumed closing date of the offering.

Securities and Exchange Commission

July 17, 2015

The Company advises the Staff that it expects to disclose the following information in a subsequent amendment to the Registration Statement under the heading “Description of Share Capital – Issued Share Capital” and elsewhere in the Registration Statement prior to circulating preliminary prospectuses to investors:

“Upon the closing of this offering, all outstanding preferred shares, including [●] preferred B shares issuable as accrued stock dividends, will automatically convert into an aggregate of [●] common shares, assuming the closing occurs on [the expected closing date of the offering] and assuming an initial public offering price of the common shares underlying the ADSs based on the midpoint of the price range set forth on the cover page of this prospectus. The number of additional preferred B shares issuable as accrued stock dividends will be calculated by dividing the value of all accrued dividends on the preferred B shares as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs.”

The Company further advises the Staff that it expects to disclose the following information in a subsequent amendment to the Registration Statement under the heading “Description of Share Capital – Preferred Shares” prior to circulating preliminary prospectuses to investors:

“Our outstanding preferred shares consist of preferred A shares and preferred B shares. Our preferred B shares are our only outstanding equity security for which dividends are currently payable. Our preferred B shares accrue dividends at a rate per annum equal to 8% of the original issue price of the shares based on the number of days that have elapsed since the date of issuance of the preferred B shares. Upon the closing of this offering, the accrued dividends with respect to the outstanding preferred B shares will be paid in the form of additional preferred B shares, which additional shares will also convert into common shares upon the closing of this offering. The number of additional preferred B shares issuable as accrued stock dividends will be calculated by dividing the value of all accrued dividends on the preferred B shares as of the closing date of this offering by the actual initial public offering price of the common shares underlying the ADSs.

Following the completion of this offering, no preferred shares will remain outstanding, and no holder of our equity securities will be entitled to preferred dividends.”

Oral Comment:

Please explain why the Company accounted for its outstanding Preferred A Shares as equity rather than as a liability in its Consolidated Financial Statements and its Unaudited Condensed Consolidated Interim Financial Statements.

Securities and Exchange Commission

July 17, 2015

In response to the Oral Comment of the Staff, the Company advises the Staff that all shares issued by the Company are ordinary common shares according to Austrian law. The Company has issued no other class of shares, such as preference shares. Under Austrian law, all shareholders of the same class are equal and cannot have preferential rights vis-á-vis the company. The statutory rights attached to common shares (including voting rights, information rights, dividend and liquidation entitlements) are prescribed in the Austrian Stock Corporation Act and such statutory rights are not subject to modification. No common shares have redemption rights or the right to demand dividends.

However, the Company’s shareholders have executed a shareholders agreement (the “Agreement”) with regard to their shareholdings. This Agreement is not a feature of the common shares issued by the Company. Other than certain information / inspection rights granted to its shareholders, the Agreement governs the relationship between the shareholders but not their relationship with the Company. A subset of common shares is, for ease of reference, referred to as preferred shares in the Agreement. However, the Agreement does not and cannot modify the statutory rights attached to the common shares. The various rights granted to the holders of common shares referred to as preferred shares under the Agreement are not statutory rights inherent to the shares themselves, but are merely contractual rights among the shareholders arising from the Agreement.

If a dividend is declared, the Agreement stipulates how the shareholders would allocate the total dividends declared among themselves. However, the declaration of dividends – from distributable profits – is wholly discretionary and subject to a normal shareholder vote at a general assembly of the shareholders of the Company. In the general assembly, each share entitles the holder to one vote. The Agreement also governs the distribution of any cash among the shareholders in the event of a capital reduction or liquidation of the Company. These events are referred to as “redemption” or “liquidation” events in the Agreement.

Under Austrian law, a capital reduction or liquidation of the Company requires, among other things, a vote of the shareholders, with each share being entitled, by statute, to a pro rata share of any cash distributed. Under Austrian law, each share represents the same residual interest in the Company. No shareholder can demand cash from the Company. The shares of the Company meet the definition of equity under IAS 32.11: “any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities”.

In summary, the shares are non-redeemable, and dividends are discretionary.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Brian A. Johnson

Brian A. Johnson

cc:	Colin Broom
Ralf Schmid